UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On November 16, 2022, Sportradar Group AG (the “Company”) issued a press release titled “Sportradar Reports Strong Growth and Increased Profitability and Cash Flow.” A copy of the press release is furnished as Exhibit 99.1 herewith.

The IFRS financial information contained in the (i) consolidated statements of profit or loss and other comprehensive income, (ii) consolidated statements of financial position, and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 hereto is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-259885).

Exhibit Number	Description

99.1	Press Release of Sportradar Group AG, dated November 16, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2022

SPORTRADAR GROUP AG

By:	/s/ Ulrich Harmuth
Name: Ulrich Harmuth
Title: Interim Chief Financial Officer